July 10, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Ernest W. Letiziano, President
Signet International Holdings, Inc.
205 Worth Avenue, Suite 316
Palm Beach, Florida 33480

Re:   Signet International Holdings, Inc.
    Form SB-2 filed June 2, 2006
	File No. 333-134665

Dear Mr. Letiziano:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the registration statement registers the resale of 2,449,000 shares of common stock, or approximately 63% of the 3,852,000 shares of common stock outstanding. It appears that this resale transaction of this amount may be, in essence, an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. For these sales to occur "at the market," the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an "at the market" offering would not appear permissible. Therefore it would appear that the shares being offered must be sold at a fixed price for the duration of the offering. Please revise or provide a detailed analysis, if you feel this position does not apply to you.

Registration Statement Cover Page
2. Please include the name, address and telephone number of the agent for service.

Cover Page of the Prospectus
3. Highlight the cross-reference to the risk factors by prominent type or in another manner.
4. Clarify on the cover page, the summary and in the business section, that you do not have international operations.

Table of Contents
5. Please include page numbers throughout the prospectus.

Outside Back Cover Page of the Prospectus
6. Please remove from the first paragraph the statement: "or that we have referred you to" or explain supplementally.

Summary Information
7. Disclose that the predecessor company, 51142 Inc., was a blank check company.
8. Please clarify the transaction(s) that resulted in your acquiring
Signet Entertainment Corp. The first paragraph indicates that Signet acquired all of the common stock of 51142 for $36,000 cash. The second paragraph indicates that the company (Signet International Holdings, formerly 51142 Inc.) acquired all of the issued and outstanding preferred and common stock of Signet Entertainment Corp.
for a total of 3,421,000 shares of common stock and 5 million shares of preferred stock. Elsewhere in the prospectus, the disclosure indicates 2,118,000 shares of common stock were issued in the share exchange. Please clarify the series of transactions and the reason(s) for each. Disclose the material terms of these transactions. Reconcile the disclosure throughout the prospectus.
9. We note the statement that your network "will cover major Poker and Blackjack tournaments as well as other major high stakes casino games." Please disclose whether you have entered into any agreements that will provide you will the ability to air these major tournaments. We may have further comment.
10. Explain the statement that the network will cover other major sports events "via satellite and cable." Will the Poker and other casino tournaments not also be covered by satellite and cable?
11. Explain the reference to "selected global events which have a sports and entertainment format."
12. Clarify that you have not commenced operations, that you need additional capital to commence operations, there is no guarantee you will generate any revenues and that the independent accountants have expressed substantial doubt about the company`s ability to continue as a going concern.
13. We note the disclosure about how you will generate revenues. Given the current development stage of the company, make clear there is no guarantee you will generate any revenues.
14. Explain what LPTV stations are. Also, clarify whether you have entered into any negotiations or agreements, preliminary or otherwise, to purchase such stations. Lastly, remove the statement that "several LPTV stations broadcast in excess of 1,000,000 TV Households."

Risk Factors
15. Remove the reference to other filings in the intro to the risk factors.
16. Explain the reference in risk factor one to expanding or maintaining your operations, in light of the fact that you have not yet commenced operations.
17. Add risk factors discussing your lack of an operating history, the operating losses to date and the going concern.
18. Please include in the subheading of the third and fourth risk factors the risk to the company and/or investors.
19. The subheading to risk factor two, the inability to hire and retain key personnel, does not reflect the risk discussed in the narrative, the dependence upon your key employee, Mr. Letiziano. This risk is already covered in risk factor five. Please revise risk factor two to specifically discuss the risk referred to in the subheading and focus on the impact or risk to your company.
20. Explain the "Acquisition" referred to in risk factor three.
21. We note the statements in numerous risk factors that the risk will "affect," "adversely affect," or "impact" your business. Please revise to remove such generic disclosure and state the specific risk to the company and/or investors.
22. Revise the subheading to risk factor seven to clarify that there is currently no public market.
23. Risk factors eight, nine and eleven are generic risks and should be removed. Relocate the disclosure in risk factor eleven relating to penny stock to later in the prospectus.

Selling Security Holders
24. Identify the control person(s) for those selling shareholders that are entities.
25. Please disclose how each of the selling shareholders obtained his or her stock.
26. Disclose any relationship between the selling shareholders.
27. Clarify whether Mr. Letiziano is a broker-dealer or affiliate of a broker-dealer.
28. Please disclose how you propose to reflect any changes in selling security holders.
29. We note the shares of Mr. Freeman included in the selling shareholders table. Disclose how Mr. Freeman received these shares. We may have further comment.

Plan of Distribution
30. Please disclose that the selling shareholders and any broker-dealers that act in connection with the sale of shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Also, discuss the impact of Regulation M upon the selling shareholder offering.

Directors, Executive Officers, Promoters and Control Persons
31. Remove the promotional disclosure regarding Ringside International Broadcast Corporation.
32. Disclose the amount and percent of time Mr. Letiziano devotes to your company.
33. Please revise this section, and disclosure throughout the prospectus, to avoid references to current "officers" and "directors," since the company has only one officer and director.
34. Please describe in greater detail Mr. Letiziano`s current work as an "international monetarist."

Security Ownership of Certain Beneficial Owners and Management
35. Revise the ownership table to attribute ownership of the shares held by spouses to the corresponding beneficial owners. Refer to Securities Act Release No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children").
36. It appears that Signet Entertainment Corp. is controlled by Mr.
Letiziano and should be included in the amount listed in the beneficial ownership table. The nature of the ownership should be included in a footnote.
37.
Please provide the address for each beneficial owner. The company`s address may only be used for officers and directors.
38. Please update the beneficial ownership table in light of the shares issued on June 30, 2006 pursuant to exhibit 10.3.

Description of Securities
39. We note that 5 million shares of preferred stock are issued and outstanding. Please revise this section to clearly indicate the material rights of the preferred stock issued and outstanding. Consider whether the beneficial ownership table should be revised in light of these rights.

Business of Issuer
40. Please state if true, that you are not a blank check company, as defined by Rule 419 and that you will not enter into a business combination.
41. We note the disclosure that you issued 3,421,000 shares of common stock and 5 million shares of preferred stock in the stock purchase agreement. Exhibit 2.2 does not refer to the 5 million shares of preferred stock. Please advise.
42. Disclose the material terms of the agreements with Triple Play Media and Big Vision. For instance, we note that the agreement with
Triple Play was in 2002 and that at the time of the agreement
Triple
Play was "a corporation to be formed." Also, it appears that the agreement with Triple Play was with a significant shareholder of SIG.
Please disclose.
43. We note that the agreement with Triple Play was entered into on
September 23, 2002.  SIG was not incorporated until October 17,
2003.
Please explain whether there were any predecessors to SIG. If so, disclose the material terms as required by Item 101(a) of Regulation
S-B.  We may have further comment.
44. Explain the reference to Triple Play providing programming content. The management agreement filed as exhibit 10.1 does not provide for programming.
45. We note the $50,000 signing bonus to Mr. Grad, the guaranteed payment of $200,000 per year to Mr. Grad, moving and relocation costs and other benefits. Please disclose.
46. Explain the reference to "most favored nation" basis.
47. Disclose the material terms of the April 13, 2006 agreement with
Freehawk Productions.
48. Most of the programming purchased from Freehawk does not appear to fall within the gaming and sporting industry. Please discuss and explain the reason for the agreement. We may have further comment.
49. Provide a detailed discussion of your proposed role in the business plan.

Programming
50. Provide the basis for your belief that "this market is capable of producing substantial revenue based on the commercial advertising revenue potential of the hotel/casino/travel industry," and that "the sales revenues from these industries alone, after the first year, will not only cover operating costs and expenses thereafter, but also, within the next eighteen months, return sufficient revenue to pay for all of our initial capital expenditures" or remove.
51. We note references to the World Series of Poker, championship Blackjack playoffs and other high stakes games. Clarify whether you have entered into any agreements for these programs. If not, remove specific references to tournaments, as these would appear to be promotional.
52. We note the statement that Triple Play has been approached by "two of the largest syndicators who have expressed their eagerness to cooperate in our airing all of its college sports events, including the major conference playoffs." Disclose whether you have entered into any negotiations or agreements with these two syndicators. Also, provide the basis for the statement that "these games will be aired in North America to a minimum of twenty million households, and to the ninety-eight million households in Europe" or remove. We may have further comment.
53. Please explain the "Swimwear Pageants" reference. Is this a specific program or a general term? Disclose whether Triple Play has an agreement to "exclusively product" this "internationally popular program.
54.
Describe in detail your "network in the United States" and your "North America, European and South America satellite delivery systems."
55. Remove the disclosure regarding the evaluation and assessment by an independent appraiser of this programming. This would appear speculative.
56. Provide the source of the statements made regarding the infomercial industry.
57. Please provide the basis for the statement that Big Vision "enjoys the distinctive opportunity to produce, direct and televise most of the leading events in the sports and entertainment business" or remove.
58. Please explain how Big Vision`s affiliation with Triple Play "assures uninterrupted local programming coverage."
59. Discuss how you plan to distribute your programming. We note that the LPTV stations are "another means for distributing" your programming.
60. Provide the source of the information regarding LPTV.
61. Explain how you plan to finance the purchase of LPTV stations. Is it likely that such purchase would result in a change in control?
We may have further comment.
62. Provide the disclosure required by Item 101(b)(4) of Regulation
S-B.

Low Power Television Stations
63. Disclose whether you have taken any steps to acquire LPTV stations and, if yes, describe them in detail.

Digital Terrestrial Broadcasting Network
64. Disclose the basis for your assertions in this section. If applicable, support your statements by supplementally providing us with copies of, or excerpts from, reports or publications which you reference. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based on its experience in the industry, if true, and support such basis.

Hi-Definition Television
65. We note the reference to the proposal from a major satellite provider. Please disclose whether you have entered into a definitive agreement. If so, disclose the material terms of the proposal and identify the provider. If not, disclose the current status of negotiations. Also, revise the last sentence in view of the fact that you do not presently have "viewers throughout the world."

Intellectual Properties
66. Provide the disclosure required by Item 101(b)(8) and (9) of Regulation S-B.
67. Please explain why your executive officer is not considered an employee. We may have further comment.

Caution Regarding Forward-Looking Information
68. We note your disclosure in the last sentence of this section.
Please explain in light of the undertakings in Item 512 of Regulation
S-B.

Plan of Operation
69. Please provide a detailed plan of operations required by Item 303(a) of Regulation S-B, first for the next twelve months and, then, to the point of generating revenues. Ensure that all milestones necessary to take your company to generating revenues are described, including details on how you will accomplish your milestones. Ensure that you include the estimated costs associated with each milestone and a timeframe for each in weeks or months. Discuss how you plan to pay these estimated expenses. We may have additional comments.
70. We note the statement that Mr. Letiziano has agreed to cover costs for operations until additional funds become available. Please disclose the material terms of this agreement and file as an exhibit.
State whether this additional funding will consist of loans or will be a contribution to capital. Also, clarify whether Mr. Letiziano is legally obligated to provide such funding. State how the amount to be provided will be determined. We may have further comment.
71. Disclose your current cash balance as of the most recent practicable date. Explain the statement that "completion of your plan of operations may be subject to attaining adequate revenue and/or raising additional funds." Do you currently have sufficient cash to start implementing your plan of operations and commence generating revenues?
72. Please discuss the components that went into your determination that your operational and general and administrative expenses for the next twelve months would be $125,000.

Capital Resources and Liquidity
73. Clarify in the second paragraph that it is the independent auditors who have stated that there is substantial doubt about your ability to continue as a going concern. Also, disclose the reasons they have given for this conclusion.
74. Please explain the reference to any "business acquisition or combination transaction." We may have further comment.

Certain Relationships and Related Transactions
75. Please disclose that Richard Grad is the CEO of Triple Play and discuss the related party transactions.
76. Name the promoter(s) and provide the disclosure required by Item
404(d) of Regulation S-B

Executive Compensation
77. We note that Mr. Letiziano`s salary has been deferred until the company is able to pay this amount. Please explain how this will be determined and who will make the determination. Explain how Mr. Letiziano`s salary is determined in light of the lack of an employment agreement.

Part II

Recent Sales of Unregistered Securities
78. Discuss the basis for your reliance upon each exemption. State whether the investors were sophisticated and/or accredited. Clarify the information provided to the investors and clarify whether general solicitation or advertising were used in these offerings.
79. Disclose the type of consideration received in each transaction, and if not cash, discuss the valuation.
80. Discuss the private placements of the predecessor company for the past three years.
81. The May 2006 private placement involved eight investors. Please reconcile with the disclosure in your reliance upon Rule 506 that there were 41 investors. We may have further comment.

Exhibits
82. Please provide the correct incorporation by reference for exhibit
2.2.
83. We direct your attention to Item 601(b)(3) of Regulation S-B, which requires that each time the company files an amendment to its articles of incorporation, it must file a complete copy of the articles as amended. Please re-file the articles of incorporation, as amended.
84. Please file as exhibits instruments defining the rights of security holders, in particular we note the preferred stock outstanding.
85. File a validly executed exhibit 10.3.
86. File the lease agreement as an exhibit.
87. Please include exhibit 21 in the index of exhibits.
88. We note exhibits 99 are publicly available documents. While these do not appear to meet the requirements of Item 10 of Regulation
S-B and should be removed as exhibits, please provide a legal analysis for the potential legal liability under the federal securities laws for such public disclosure. We may have further comment.

Signatures
89. Include the signature of the chief accounting officer. See the
"Instructions for Signatures" in Form SB-2.

Form 10-KSB for the fiscal year ended December 31, 2005
90. Please apply the above comments on the Form SB-2 to the Form
10-
KSB, as applicable.
91. Please explain why the company has checked the box that it is not a shell company as defined in Rule 12b-2 of the Exchange Act. The company only has nominal cash as its only asset. We may have further comment.
92. The financial statements are part of the Form 10-KSB and therefore should be included before the signatures. Please revise.
Closing Comments

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters.
Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Gregg Jaclin, Esq.
By facsimile to (732) 577-1188
Ernest W. Letiziano, President
Signet International Holdings, Inc.
July 10, 2006
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